Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

January 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:                 Morgan Youngwood

Stephen Krikorian

Matthew Crispino

Jan Woo

Re:                             Pensare Acquisition Corp.
Preliminary Revised Merger Proxy Statement on Schedule 14A
Filed December 26, 2019
SEC Comment Letter dated January 11, 2020

File No. 001-38167

Ladies and Gentlemen:

This letter is submitted on behalf of Pensare Acquisition Corp. (the “Company”), in response to the comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Revised Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on December 26, 2019 (“Amendment No. 1”), as set forth in the Staff’s letter to Mr. Darrell J. Mays of the Company dated January 11, 2020 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on October 8, 2019 (“Amendment No. 2”) which includes changes in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Revised Preliminary Proxy Statement filed December 26, 2019

Questions and Answers
What will happen in the Business Combination?, page 5

1.              We note your response to prior comment 1. The revised disclosure on page 5 indicates that the compensation to be paid to Holdings will be adjusted with respect to the debt and net working capital of Computex. It is unclear, however, in the subsequent discussion regarding how the compensation will be delivered to Holdings how the compensation will be adjusted for Computex’s debt and net working capital. Please advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 2.

Risk Factors
“Resources could be spent researching acquisitions that are not consummated...”, page 52

2.              We note your response to prior comment 3. Please revise this risk factor to discuss the material costs you incurred in your search for a target business, including costs incurred in connection with your pursuit of U.S. TelePacific Holdings Corp.

Response:

In response to the Staff’s comment, the Company has deleted the disclosure on page 52 of Amendment No. 2.

“Our amended and restated certificate of incorporation provides, subject to limited exceptions...”, page 53

3.              We note your response to prior comment 5 that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Clarify whether the provision applies to actions arising under the Securities Act. Please ensure that the governing documents state this clearly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 2.

Business Combination
Certain Computex Projected Financial Information, page 73

4.              We note that you disclose certain projected financial information. Please revise to disclose the assumptions which in management’s opinion are most significant to the projections. Please explain why you have a reasonable basis for the assumptions underlying the prospective financial information. Describe the level of support underlying your assumptions. We refer you to Item 10 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74-76 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 84

5.              We note that you plan to raise additional funds via a $45 million investment from other third parties, including an anchor investor (the “Anchor Investor”). We further note that each $1,250 Unit of investments would consist of 80% in a Series A convertible debenture and 20% equity as follows: (i) $1,000 in face amount of Series A convertible debentures (“Series A Debentures”) and (ii) one five-year warrant to purchase 100 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) at an exercise price of $0.01 per share and 3,000,000 shares of common stock at a purchase price of $3.00 per share. Please revise to describe the terms and conditions associated with the Series A convertible debenture. Explain how you determined the common stock purchase price to be $3.00 per share. Provide us with an analysis of how you determined that the warrants should be classified as equity. Revise to clarify how you determined each of the assumptions for valuing the warrants using the Black-Scholes option valuation model.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 2.

The Company has determined that the warrants should be classified in equity based on the below factors. The warrants are not within the scope of ASC 480-10 and therefore are not to be accounted for as liabilities because (i) they are not mandatorily redeemable, (ii) there is no obligation to buy back shares in exchange for cash or other assets, and (iii) the settlement of the warrants is for a fixed number of shares. Accordingly, the warrants are classified as equity based on the guidance in ASC 815-10.

Additionally, the warrants are not considered derivatives because they meet both of the scope requirements set forth in ASC 815-10-15-74. Specifically, the warrants are (i) indexed to the Company’s common stock, and (ii) classified in stockholders’ equity. The warrants are indexed to the Company’s common stock because, (a) per ASC 815-40-15-7, they are not based on an observable market or index other than the Company’s common stock, and the settlement amount is for a fixed number of shares, and (b) per ASC 815-

40-25-1 through 6, the warrants are to be settled in equity only, not cash. The warrants are therefore classified in equity because, per ASC 815-40-25-1 through 6, the warrants are to be settled in equity only, not cash.

Further, the warrants are classified as equity because they meet the requirements of ASC 815-40-25-7 through 35 and settlement of the warrants are only in equity and not in cash. The requirements related to the warrants are: (i) settlement is permitted in unregistered shares, if necessary, if the registered shares are insufficient to meet the conversion requirements of the warrants, (ii) there is sufficient authorized and unissued shares to settle the warrants, (iii) the warrant contains an explicit share limit based on a fixed number of shares, (iv) no cash payment is required if the Company fails to make timely filings with the Commission, (v) no cash-settled top-off or make-whole provision is required if the Company fails to achieve a certain level of return on investment, (vi) no counterparty rights rank higher than shareholder rights, and (vii) no collateral is required.

6.              We note your response to prior comment 10. Please provide us with a more detailed analysis of how you determined that Pensare is the accounting acquirer. Describe in greater detail how you considered each of the factors in ASC 805-10-55-(10-15). Explain how your analysis considered that Mr. Haffar and Mr. Perez will retain senior management positions of the Surviving Corporation. Tell us whether Computex will be entitled to any seats on the board of directors in connection with the Business Combination Agreement. Clarify your disclosures that indicate that Mr. Mock, Dr. Willis and Mr. Foley hold economic interests in Pensare Sponsor Group, LLC and pecuniary interests in the securities held by Pensare Sponsor Group, LLC. Tell us the number of shares and percentages owned by these individuals in Pensare Sponsor Group, LLC. In addition, tell us whether MasTec, Inc. or its officers and directors own any interest in Navigation Capital Partners II L.P and Computex.

Response:

The Company respectfully informs the Staff that the following facts, among other things, have been taken into consideration as they apply to ASC 805-10-55-(10-15) and the Company managements’ determination that the Company is the acquirer for purposes of the Business Combination:

1.              Sam Haffar (Computex’s chief executive officer) will become the chief executive officer of the Surviving Corporation following the closing of the Business Combination. Mr. Perez (Computex’s chief financial officer) will become the chief financial officer of the Surviving Corporation.

2.              The Sponsor directly holds 5,818,500 shares of the Company’s common stock. As the sole manager of the Sponsor, Mr. Mays may be deemed the beneficial holder of all shares held by the Sponsor. Currently, Mr. Mock indirectly owns approximately 6.8% of the Sponsor’s Class A units and Dr. Willis and Mr. Foley own approximately 17.5% and 6.0% of the Sponsor’s Class B units, respectively. The Class B units are “profits interests,” and are entitled to receive distributions only after such time, if ever, as the holders of Class A units have received a specified return on their invested capital. Specifically, pursuant to the Sponsor’s operating agreement, holders of Class A units are first entitled to receive three times the total amount of the capital contributions made by such holders. Any remaining amount distributed will be allocated to the holders of the Class B units on a pro-rata basis.

3.              Mr. Mock is the managing member of Navigation Capital Partners II L.P. Navigation Capital Partners II L.P. owns 64.10% of the preferred units of Computex.

4.              Neither MasTec, Inc., nor its officers and directors, own any interest in Navigation Capital Partners II L.P. or Computex.

5.              The current board of directors of the Company is expected remain in place upon the closing of the Business Combination. Computex does not have a right to appoint any individuals to the board of directors of the Company.

6.              The pro-forma financial statements represent that, in the Business Combination, consideration of $60 million will be paid by the Company to Computex in exchange for the equity of Computex, to be paid $20.0 million in cash, the Company to assume $20.0 million of Computex’s debt and the Company issuing $20 million of its common stock.

The pro-forma financial statements represent that no party has a 50% or greater voting interest. ASC 805-10-55-10 states that if an acquirer cannot be identified based solely on the outstanding voting interests exceeding 50%, then the guidance in ASC 805-10-55-11 through 55-15 should be considered in determining the acquirer. For this purpose, no single criteria in the guidance, ASC 805-10-55-11 through 15, is more significant than any other. Therefore, the determination of the accounting acquirer requires the exercise of professional judgement based on an evaluation of all factors in the aggregate.

ASC 805-10-55-11 states that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. The aggregate value of the consideration the Company will issue to Holdings in exchange for the equity of Computex is approximately $60.0 million, of which, $20.0 million is in cash and the Company will assume $20.0 million of Computex’s debt.

ASC 805-10-55-12 states that in a business combination effected primarily by exchanging equity interests, the acquirer is the entity that issues its equity interests. However, in some business combinations, which are commonly referred to as reverse acquisitions, the issuing entity is the acquiree. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, such as, (i) the relative voting rights of the combined entity following the business combination, (ii) the existence of a large minority interest in the combined entity, (iii) the composition of the governing body of the combined entity, and (iv) the terms of the exchange of equity interests regarding whether a premium is paid for the acquired entity. The aggregate value of the consideration that the Company will issue to Holdings in exchange for the equity of Computex is approximately $60.0 million, of which, the Company will issue $20 million of its common stock.

It is expected that the Company will have the most influence over the combined entity because the current members of the Company’s board of directors are expected to continue as members of the Company’s board of directors after the transaction is complete. Additionally, the Company is issuing its equity interests and paying a premium over the pre-combination fair value of the equity interests.

ASC 805-10-55-13 states that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. Computex is relatively larger in terms of assets, revenues and earnings.

ASC 805-10-55-14 states that in a business combination involving more than two entities, determining the acquirer shall include consideration of, among other things, which of the combining entities initiated the business combination, as well as the relative size of the combining entities. Although this business combination was initiated by the Company, the transaction is between only two entities, the Company and Computex, therefore ASC 805-10-55-14 does not apply in this instance.

ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer. In the pro forma financial statements, a new entity, Holdings, has been formed for purposes of consummating the transaction between the Company and Computex. Upon consummation of the Business Combination, the Company will issue to Holdings an aggregate of 6,666,667 shares of

Pensare Common Stock representing $60 million aggregate value of the consideration the Company will issue to Holdings in exchange for the equity of Computex.

Overall, in the aggregate, after assessing the criteria in ASC 805-10-55-10 through 15, the Company has been determined that the Company is the accounting acquirer.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019, page 92

7.              Please revise your disclosures in Adjustment C to clarify that the $45.0 million in cash from the third party investor is to be received subsequent to September 30, 2019. In this respect, your current disclosures appear to imply that the cash was already received from the third party investor subsequent to September 30, 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 2.

8.              We note that transactions expenses will be settled with cash ($5.0M). Please clarify the nature of the transaction expenses that reflect a partial payment of fees that were agreed to be deferred until the consummation of a Business Combination. Revise to describe in greater detail the remaining balance of unpaid transaction costs that will be renegotiated post Business Combination. Tell us whether the remaining balance of unpaid transaction costs are accrued in your pro forma consolidated balance sheet as of September 30, 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 2.

Financial Statements
Stratos Management Systems, Inc.
Financial Statements for the years ended December 31, 2018, 2017 and 2016
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-57

9.              Please clarify your response to prior comment 23 that indicates Computex has back-end inventory risk with respect to the product shipped directly to its customers. Tell us whether Computex will take title to the products if they are returned by the customers. Describe your right of return to the vendor or supplier. Indicate whether the customer will return the product directly to the vendor. Tell us the percentage of products shipped directly to the customer as compared to products shipped directly to you. Describe in greater detail how Computex is directly and intimately involved with its customers both on a pre- and post-sale basis. That is, indicate whether a vendor is configuring the product specific to a customer. In addition, please clarify how you determined that Computex has reasonable latitude, within economic constraints, to establish the price Computex charges to its customers, and describe any limitations or constraints.

Response:

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of Computex’s product sales revenue as it relates to gross versus net presentation, specifically as it relates to inventory risk, establishing price and changes to the product or services ordered.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory), or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Computex has back-end inventory risk with respect to the product shipped directly to its customers and has front-end inventory risk with respect to the product that is shipped to Computex.

Vendor direct shipments represented approximately 69% of product sales revenue for the fiscal year ended December 31, 2018. For products shipped directly to its customers from vendors, Computex takes ownership of the product as soon as it leaves the vendor or supplier. If a customer asks for a return after the product was invoiced, Computex always assumes the ownership of the return during the return merchandise authorization (“RMA”) process.

Computex has, in most cases, 30 days to return unopened product to their vendor or supplier. Once the product has been opened, it is not returnable and would require an exception by the manufacturer. Customers may elect to return the products via the same logistical method by which they were delivered, however, as denoted above, all returns are processed and authorized by Computex before they are returned to the vendor or manufacturer.

The Entity Has Latitude in Establishing Price

If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Computex has no contractual restrictions with respect to pricing of the products it offers from third-party providers. Accordingly, Computex is solely responsible for and has reasonable latitude, within economic constraints, to establish the prices Computex charges to the customer. Computex has the discretion in negotiating the markup of any product above resale price and bears all pricing and margin risk.

The Entity Changes the Product or Performs Part of the Service

If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Computex is directly and intimately involved with its customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, the customers call Computex. As a result, Computex’s customers view Computex as their total solution provider throughout the duration of the customer relationship and look to Computex as their primary source of contact. Computex assists customers with determining the nature, type, characteristics and configurations of the product. To elaborate, the initial and final design and architecture of the product is the role of a Computex Solutions Architect. Further, configuration of the product for use, is the role of a Computex Delivery Engineer.

In addition to the above, we also considered the examples in ASC 605-45-55, specifically Example 1 (paragraphs 55-1 through 55-3), for which net presentation was concluded to be appropriate, and Example 2 (paragraphs 55-4 through 55-6), for which gross presentation was determined to be appropriate. While neither example fits our exact fact pattern for each and every product sale, we believe that the facts and circumstances enumerated in Example 2 are more closely aligned with our arrangements and, we believe, provide further support for our conclusion that gross reporting is appropriate.

Predicated on the above factors, we believe that we are the primary obligor in the arrangement. We believe we have inventory risk. We have discretion in pricing and credit risk and we have responsibility for the ultimate acceptability of the product. In light of these factors, we believe Computex is the principal in sales of hardware and software products. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. Computex recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the products to the customer.

10.       Please clarify your response to prior comment 24 that indicates Computex is typically the principal in sales of third-party software support and maintenance. Clarify why you believe that you are the principal even though you are not providing the support and maintenance to the customer. In addition, tell us how you considered the guidance in Example 46A of ASC 606-10-55-324 upon adoption of ASC 606. Address whether you will continue to recognize the third-party software support and maintenance at the time of sale rather than over-time. We refer you to ASC 606-10-25-24. Indicate whether you obtain control of the services before those services are provided to the customer. Explain whether you believe you will be primarily responsible for fulfilling the promise to provide these services.

Response:

In response to the Staff’s comment, we have included in this response a more comprehensive analysis of Computex’s third-party software support and maintenance revenue as it relates to gross versus net presentation.

The Entity Is the Primary Obligor in the Arrangement

Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Computex is directly and intimately involved with its customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, the customers call Computex. As a result, Computex’s customers view Computex as their total solution provider throughout the duration of the customer relationship and look to Computex as their primary source of contact.

Furthermore, we believe that the following factors, which specifically respond to the factors addressed in the indicator described above, support our position that Computex is the primary obligor:

1.              Computex alone is responsible to its customers for providing the solution desired by its customers, be it the acquisition of the product or services and the subsequent support and maintenance. Computex is solely responsible for the business relationship with its customers. Computex’s sales force is intimately involved with the customer during and subsequent to the sales process, and Computex’s customers view Computex as their single point of contact for all of their product and service needs, with the exception of those instances in which Computex’s customers make a claim under the manufacturer’s standard warranty. With the exception of the manufacturer’s standard warranty, Computex’s vendors have no interaction or contractual relationship with Computex’s customers. Computex believes that their strong and exclusive relationship with their customers supports the conclusion that Computex is the primary obligor.

2.              Computex is responsible for fulfillment, including the acceptability of the products ordered by its customers. Computex’s customers look solely to Computex to fulfill the terms of its sales invoice for products and services purchased. Computex’s sales invoices, which represent Computex’s customer contracts for products and services, are solely between Computex and its customers. Though the sales invoice identifies the manufacturer of the product ordered, neither the manufacturer nor any other supplier is a party to Computex’s sales invoices with its customers. If the product or service is not delivered, Computex alone is responsible to its customers. Computex is responsible to its customers for the acceptability of its product such that, Computex offers post-sales support in the form of assistance to its customers. Computex believes that its responsibilities for fulfillment of its customer’s orders support the conclusion that Computex is the primary obligor.

In addition, the guidance in ASC 605-45-45-4 through 45-14 sets forth the indicators to be considered in determining whether net presentation is appropriate. Set forth below are the indicators as well as our application of this guidance to Computex’s third-party software support and maintenance revenue.

Indicators of Net Revenue Reporting

The Entity’s Supplier Is the Primary Obligor in the Arrangement

Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity’s role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

Computex believes it is the primarily obligor, as discussed above under the heading “The Entity is the Primary Obligor in the Arrangement.”

The Amount the Entity Earns Is Fixed

If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The amount Computex earns on each sale is not fixed. Computex has full discretion in setting pricing terms with its customers and Computex negotiates all such terms itself. As such, the amount is a function of what Computex pays to vendors and the price Computex ultimately charges its customer and is not fixed in terms of percentage or dollar value.

The Supplier Has Credit Risk

If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

Computex assumes all credit risk as it is responsible for paying for the product/software costs regardless of whether or not Computex ultimately collects from the customer.

Predicated on the above factors and our application of the guidance contained in ASC 605, in our judgment, we believe that (a) we meet a majority of the factors for reporting our third-party software support and maintenance revenues on a gross basis; and (b) we do not meet any of the indicators for net revenue reporting. In light of these factors, we believe Computex is typically the principal in sales of third-party software support and maintenance. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. Computex recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the software to the customer.

In reference to the Staff’s comments regarding Computex’s consideration of specifically identified guidance promulgated within ASC 606 - Revenue from Contracts with Customers (“ASC 606”), and such application of that guidance as it pertains to its third-party software support and maintenance revenues, the Company notes that we have not yet finalized our adoption and implementation of ASC 606 for the fiscal year end December 31, 2019. As a private company, the standard is effective for the Company’s 2019 annual reporting period and for interim periods after 2019. Computex is in the process of selecting a transition method and is currently evaluating the effect that the standard may have on its consolidated financial statements and disclosures.

*          *          *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 2 or the above responses.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc: Darrell J. Mays